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                   [Letterhead of Simpson Thacher & Bartlett]




                                                 November 18, 2004


                 Re:   Cohen & Steers Quality Income Realty Fund, Inc., (File
                       ------------------------------------------------------
                       Nos. 333-119361 and 811-10481)
                       ------------------------------

VIA ELECTRONIC TRANSMITTAL
--------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.  20549
Attn: Filing Desk

Dear Sir/Madam:

         Pursuant to Rule 497(h) under the Securities Act of 1933, as amended and on behalf of Cohen & Steers Quality Income Realty Fund, Inc. (the "Fund"), we transmit for filing with the Securities and Exchange Commission (the "Commission") the Fund's form of prospectus that discloses the information previously omitted from the prospectus filed with the Commission as part of the Fund's effective Registration Statement on Form N-2 (File Nos. 333-119361 and 811-10481) on November 12, 2004.

         Please direct any comments to the undersigned at (212) 455-3205.

                                       Sincerely,

                                       /s/ Jon Gray

                                       Jon Gray

Enclosures

cc:   Keith O'Connell (Securities and Exchange Commission)
      Sarah E. Cogan, Esq.
      Lawrence B. Stoller, Esq.
      Leonard Mackey, Esq.
      Lee Miller, Esq.